UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of October 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: October 19th, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

Form 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about October 19, 2004

Item 3. Press Release

October 19, 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Cheal and Cardiff Drilling Programs Commence

Wellington, New Zealand – October 19, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. announces that drilling operations are now in progress at the Cheal-A site.

The Parker 246 rig is now being rigged up on the Cardiff-2 site; and it is expected that Cardiff-2 will spud on or about October 23.

Item 5. Full Description of Material Change

Cheal and Cardiff Drilling Programs Commence

Wellington, New Zealand – October 19, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. announces that drilling operations are now in progress at the Cheal-A site.

The SPDL rig has been used to install a permanent wellhead on the Cheal-A3X well; which is now ready for renewed production testing. This will commence as soon as operator services are available.

The rig commenced drilling the Cheal-A4 well on October 18, and is presently preparing to set surface casing at a depth of 400 m (1320 feet). The well is being deviated northeastwards from the Cheal-A site to intersect the Mt Messenger sandstones midway between the Cheal-A3X and Cheal-2 intersections.

Cheal-A3X flowed oil from these sandstones at an average rate of 300 barrels per day during the July test. The Mt Messenger sandstones have better reservoir quality at Cheal-2, but that well was situated lower on the flank of the structure, outside the area of oil entrapment. Cheal-A4 is planned to penetrate this better quality reservoir within the area of the Cheal oil field. It is expected that Cheal-4 will have reached its target depth before the end of the month.

The Parker 246 rig is now being rigged up on the Cardiff-2 site; and it is expected that Cardiff-2 will spud on or about October 23. The well is planned to reach its 4900m ( 16,000 feet ) target depth in December; with flow-testing planned to follow in December through February.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

October 19, 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Cheal and Cardiff Drilling Programs Commence

Wellington, New Zealand – October 19, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. announces that drilling operations are now in progress at the Cheal-A site.

The SPDL rig has been used to install a permanent wellhead on the Cheal-A3X well; which is now ready for renewed production testing. This will commence as soon as operator services are available.

The rig commenced drilling the Cheal-A4 well on October 18, and is presently preparing to set surface casing at a depth of 400 m (1320 feet). The well is being deviated northeastwards from the Cheal-A site to intersect the Mt Messenger sandstones midway between the Cheal-A3X and Cheal-2 intersections.

Cheal-A3X flowed oil from these sandstones at an average rate of 300 barrels per day during the July test. The Mt Messenger sandstones have better reservoir quality at Cheal-2, but that well was situated lower on the flank of the structure, outside the area of oil entrapment. Cheal-A4 is planned to penetrate this better quality reservoir within the area of the Cheal oil field. It is expected that Cheal-4 will have reached its target depth before the end of the month.

The Parker 246 rig is now being rigged up on the Cardiff-2 site; and it is expected that Cardiff-2 will spud on or about October 23. The well is planned to reach its 4900m ( 16,000 feet ) target depth in December; with flow-testing planned to follow in December through February.

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

+644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.